UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6 )*

DINEEQUITY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

254423106
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.	254423106	13D

1		NAMES OF REPORTING PERSONS

MSD Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,927,356

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,927,356

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,927,356

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

9.71

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* See Item 5.

1	The percentage used herein and in the rest of this Schedule 13D/A are calculated based upon 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014.

CUSIP NO.	254423106	13D

1		NAMES OF REPORTING PERSONS

MSD SBI, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,927,356

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,927,356

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,927,356

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

9.71

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*  See Item 5.

CUSIP NO.	254423106	13D

1		NAMES OF REPORTING PERSONS

Michael S. Dell

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,927,356

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,927,356

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,927,356

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

9.71

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* See Item 5.

Explanatory Note

This Amendment No. 6 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of DineEquity, Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2008 by MSD Capital, L.P. and MSD SBI, L.P., as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed February 9, 2009, Amendment No. 2 to the Schedule 13D filed October 20, 2010, Amendment No. 3 to the Schedule 13D filed November 3, 2010, Amendment No. 4 to the Schedule 13D filed August 6, 2012, and Amendment No. 5 to the Schedule 13D filed March 10, 2014 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in its entirety as follows:

	A.	MSD Capital L.P.

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356 shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 1,927,356

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 1,927,356

B.	MSD SBI, L.P.

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356  shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,927,356

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,927,356

C.	Michael S. Dell

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356 shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,927,356

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,927,356

D.	Glenn R.Fuhrman

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356 shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,927,356

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,927,356

E.	John C. Phelan

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356 shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,927,356

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,927,356

F.	Marc R. Lisker

(a)
As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 1,927,356 shares of Common Stock, representing 9.7% of the Issuer’s outstanding shares (based on 19,861,925 shares of the Issuer’s Common Stock outstanding as of July 25, 2014 as reported in the Issuer’s Form 10-Q filed with the Commission on July 29, 2014).

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,927,356

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,927,356

Item 5(c) is hereby amended and supplemented as follows:

On September 3, 2014, the Reporting Persons sold 125,000 shares of Common Stock in an open market sale at a price per share of $83.58.

Item 7.	Material to be filed as Exhibits

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G filed by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Securities and Exchange Commission on February 22, 2011 relating to the common units of Atlas Energy, L.P.).

99.1	Joint Filing Agreement dated September 5, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2014

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Exhibit 99.1

JOINT FILING AGREEMENT

September 5, 2014

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13GD to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 5, 2014

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD SBI, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact